Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-38784


                            nStor Technologies, Inc.

                           Prospectus Supplement No. 3
                       (To Prospectus Dated June 12, 2000)

        You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

        Pursuant to the common stock purchase agreement dated May 4, 2000, evidencing an equity draw down facility between us and Wishmasters Limited, Wishmasters purchased a total of 157,000 shares of our common stock at an average purchase price of $1.75 per share during the pricing period from October 12, 2000 to November 13, 2000. These purchases resulted in aggregate proceeds of $275,000 being paid to us by Wishmasters. From those proceeds, Ladenburg
Thalmann & Co. Inc. received approximately $11,000 as a placement fee in connection with this drawdown. We intend to use the proceeds from the sale of common stock to Wishmasters for general working capital purposes.

        As of the date of this prospectus, we have sold a total of 508,857 shares of our common stock to Wishmasters and have received aggregate proceeds of $1,096,797 from Wishmasters pursuant to the stock purchase agreement. We have paid Ladenburg a total of $43,872 as placement fees in connection with the drawdowns.

        The  attached  prospectus  relates to the resale of shares  acquired  by
Wishmasters pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Wishmasters and Ladenburg. As of the date of this prospectus supplement, Wishmasters owns 257,000 shares of common stock, 100,000 shares of which are issuable upon the exercise of warrants, and Ladenburg owns 120,000 shares of common stock, all of which are issuable upon the exercise of warrants. Because Wishmasters and Ladenburg may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

           The date of this prospectus supplement is December 5, 2000.